DNA Brands, Inc.

6245 N. FEDERAL HIGHWAY, SUITE 400

FORT LAUDERDALE, FL 33308

Telephone:  561-654-5722

January 7, 2020

Claire DeLabar, Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Paul Fischer, Staff Attorney

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	DNA Brands Inc.
Offering Circular on Form 1-A Filed on August 7, 2019
File no. 024-11053
Your letter dated November 22, 2019

Dear Ms. DeLabar, Mr. Littlepage, Mr. Fischer, and Ms. Krebs:

This letter is written on behalf of DNA Brands Inc., a Colorado corporation (the “Company”) in response to your letter dated December 31, 2019, relating to the offering statement on Form 1-A referenced above (the “Offering Statement”), and responds to the comments in your letter.

The Company has filed today an amendment to the Offering Statement (“Amendment No. 4”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 4, redlined to show changes to Amendment No. 3, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Offering Statement are to Amendment No. 4. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 4.

Offering Statement on Form 1-A/A filed December 18, 2019

Financial Statements, page F-3

1.       We note that you had Current Long Term debt of $1.4 million as of 12/31/16, $1.6 million as of 12/31/17, $1.9 million as of 12/31/18 and $2 million as of 9/30/19. However, you only disclose Interest Expense on Convertible Notes for the 2018 periods on pages F-3 and F-21. Please revise the Statements of Operations for 2016, 2017 and the nine months ended September 30, 2019 to include a line item for Interest Expense pursuant to Rule 5-03(b)(8) of Regulation S-X and expand the notes to the financial statements to describe how the amounts were determined.

Response to Comment No. 1

The Company has updated the Statements of Operations for 2016, 2017 and the nine months ended September 30, 2019, to include a line item for Interest Expense. Additionally, the Company has expanded the notes to these financial statements to discuss how the amounts were determined. Please see pages F-2 – F-5; F-16; F-20 – F-23; F-32; F-36 – F-39.

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Exhibits

2.       In the Exhibit 12.1 opinion on the legality of the shares being offered, counsel qualifies the opinion because the 2.5 billion shares of common stock being offered exceed the number duly authorized. Please clarify in your response letter why this is the case. In this regard, your amended articles of incorporation filed as Exhibit 2.6 authorize 25 billion shares of common stock, and your offering statement discloses on page 11 that you have 147,046,461 shares of common stock outstanding before the offering. However, we also note your disclosure on page 56 that you have 498 million authorized shares of common stock and 134,046,461 shares of common stock outstanding. Please revise your disclosure to consistently and accurately disclose the current number of authorized shares, the number of shares currently outstanding and the number of shares that will be outstanding after the offering.

Response to Comment No. 2

On January 6, 2020, the Company filed an amendment to its Articles of Incorporation to increase the authorized common stock of the Company to 2,998,000,000 shares. The Company has included the Articles of Amendment as Exhibit 2.8 to Amendment 4. Additionally, the Company has updated the disclosures throughout Amendment 4 to refer consistently to the new authorized capital of the Company as 2,998,000,000 shares of common stock, as well as to disclose consistently the number of common shares outstanding prior to the offering and following the offering, assuming all shares are sold in the offering. Finally, the Exhibit 12 legal opinion has been updated to remove the qualifier relating to the registration statement seeking to register the issuance of more shares of common stock than the Company has authorized.

Conclusion

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email at plloyd@kmclaw.com) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

/s/ Adrian McKenzie-Patasar

Adrian McKenzie-Patasar

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